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                            December 1, 2023

       Brian M. Bonnell
       Chief Financial Officer
       ICU Medical, Inc.
       951 Calle Amanecer
       San Clemente, CA 92673

                                                        Re: ICU Medical, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Response Dated
November 27, 2023
                                                            File No. 001-34634

       Dear Brian M. Bonnell:

              We have reviewed your November 27, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 25, 2023 letter.

       Form 10-K for the fiscal year ended December 31, 2022

       Consolidated Financial Statements
       Note 1. Revenue Recognition, page 73

   1. We have reviewed your proposed revised disclosure and response to prior comment 1, and we do not see in the
proposed disclosure the judgments made in the application of ASC
                                                        606. Please revise your
disclosure to identify and explain the judgments and changes in judgments made in
applying ASC 606, and also provide the related qualitative and quantitative
information, to more fully address the disclosure requirements of ASC 606-
                                                        10-50-1(b), 50-17(b),
and 50-20(a). Alternatively, describe to us the reasons why further disclosure is not
necessary. Please provide us the calculations used to determine variable consideration for the
periods presented so that we are able to better understand your application of the ASC
606 disclosure requirements.
 Brian M. Bonnell
ICU Medical, Inc.
December 1, 2023
Page 2

       Please contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameBrian M. Bonnell
                                                         Division of
Corporation Finance
Comapany NameICU Medical, Inc.
                                                         Office of Industrial
Applications and
December 1, 2023 Page 2                                  Services
FirstName LastName